Filed Pursuant to Rule 433 Registration Statement Number 333-171806 May 21, 2013
Royal Bank of Canada – Phoenix Autocallable Notes Linked to the Common Stock of Ford Motor Company

Trade Details & Characteristics
Issuer:	Royal Bank of Canada (“RBC”)
Trade Date:	Expected to be May 24, 2013.
Settlement Date:	Expected to be May 30, 2013.
Underlying Equity:	The common stock of Ford Motor Company (the “Reference Stock”)
Coupon Barrier:	80.00% of the Initial Stock Price
Observation Dates:	Quarterly, on September 5, 2013, December 5, 2013, March 6, 2014 and June 6, 2014 (the Valuation Date)
Coupon Payment Dates:	Three days following each Observation Date, except that the final Coupon Payment Date will be the maturity date.
Contingent Coupon Rate:	10.71% per annum. The Contingent Coupon will be paid on each Observation Date if the price of the Reference Stock is greater than or equal to the Coupon Barrier.
Call Feature:	The notes will be automatically called if the closing price of the Reference Stock on any Observation Date is greater than or equal to the Initial Stock Price.
Call Settlement Dates:	The Coupon Payment Date corresponding to that Observation Date.
Trigger Price:	80.00% of the Initial Stock Price
Payment at Maturity:
If the notes are not called and on the final Observation Date:
•       the Final Stock Price is greater than or equal to the Trigger Price, then Royal Bank of Canada will pay you the principal amount plus the Contingent Coupon otherwise due on the maturity date; or
•       the Final Stock Price is below the Trigger Price, then you will receive, an amount in cash equal to $1,000 x the Percentage Change.

Percentage Change:	Final Stock Price – Initial Stock Price Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the trade date.
Final Stock Price:	The closing price of one share of the Reference Stock on the final Observation Date.
Valuation Date:	June 6, 2014
Maturity Date:	June 11, 2014
Fees and Commissions:	J.P. Morgan Securities LLC, acting as dealer, will receive from RBC Capital Markets, LLC, the agent, a fixed sales commission of 1.00% for each security it sells.
Return Profile
•
If the Reference Stock does not decline to a level below the Coupon Barrier from the trade date to a given Observation Date, the notes will pay a contingent coupon payment at the Contingent Coupon Rate.

•
If the Reference Stock does not decline by more than 20% from the trade date to the final Observation Date, the notes provide the opportunity for a return at maturity equal to the principal amount plus applicable coupon payments.

•	You could lose your entire investment.
Product Risks
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Investment may result in a loss of up to 100% of principal. If the closing price of the Reference Stock on the final Observation Date is less than the Trigger Price, you will be fully exposed to the depreciation in the Reference Stock.

•
The notes do not guarantee the payment of any coupons over their term.  You will not receive a coupon payment in respect of any Observation Date where the closing price of the Reference Stock is below the Coupon Barrier.

•	The return potential of the notes is limited to the Contingent Coupon Payments, and you will not participate in any appreciation in the price of the Reference Stock, which may be significant.
•
Although the return on the notes will be based on the performance of the Reference Stock, the payment of any amount due on the notes is subject to the credit risk of RBC. Investors are dependent on RBC’s ability to pay all amounts due on the notes.

•	See next page for additional risks.
Hypothetical Scenario Analysis*

*The graph and the table illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Reference Stock, assuming an Initial Stock Price of $50.00. These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the Final Stock Price. Any payment on the notes is subject to RBC’s ability to pay its obligations as they come due. The numbers above have been rounded for ease of analysis.

Hypothetical Payment upon Automatic Call or at Maturity*
Observation Dates Prior to the Final Observation Date			Final Observation Date
Reference Stock Price	Reference Stock Percentage Change at Observation Date	Payment on Coupon Payment Date or Call Settlement Date (as applicable)(1)(2)	Reference Stock Percentage Change at final Observation Date	Payment at Maturity(2)
$90.000	80.00%	$1,026.775	80.00%	$1,026.775
$75.000	50.00%	$1,026.775	50.00%	$1,026.775
$62.500	25.00%	$1,026.775	25.00%	$1,026.775
$55.000	10.00%	$1,026.775	10.00%	$1,026.775
$50.000	0.00%	$1,026.775	0.00%	$1,026.775
$45.000	-10.00%	$26.775	-10.00%	$1,026.775
$42.500	-15.00%	$26.775	-15.00%	$1,026.775
$40.000	-20.00%	$26.775	-20.00%	$1,026.775
$39.995	-20.01%	$0.00	-20.01%	$799.900
$25.000	-50.00%	$0.00	-50.00%	$500.000
$12.500	-75.00%	$0.00	-75.00%	$250.000
$0.000	-100.00%	$0.00	-100.00%	$0.00
 (1) The Notes will be automatically called if the closing price of one share of the Reference Stock on any Observation Date is greater than or equal to the Initial Stock Price.
(2) You will receive a Contingent Coupon Payment in connection with an Observation Date if the closing price of one share of the Reference Stock on that Observation Date is greater than or equal to the Coupon Barrier.

J.P. Morgan Securities LLC Placement Agent

Product Risks (continued)

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Investors in the notes could lose a substantial portion of their principal amount if there is a decline in the price of the Reference Stock. You will lose 1% of the principal amount of your notes for each 1% that the Final Stock Price is less than the Initial Stock Price on the final Observation Date if the Final Stock Price is less than the Trigger Price.

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Investors may not receive payment of any coupons over the term of the notes.  You will not receive a coupon payment in respect of any Observation Date where the closing price of the Reference Stock is below the Coupon Barrier.

•
The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which RBC (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the Reference Stock.

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If the notes are called early, there is no guarantee that you would be able to reinvest the proceeds in a comparable investment. Your holding period over which you could receive the per annum return could be as little as three months.

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The notes will not be listed on any securities exchange. RBC (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which RBC (or its affiliates) is willing to buy the notes.

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RBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging RBC’s obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of RBC are potentially adverse to your interests as an investor in the notes.

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In addition to the closing price of the Reference Stock, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Reference Stock, the time to maturity of the notes, the dividend rate on the Reference Stock, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Reference Stock, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable free writing prospectus and the “Risk Factors” section of the product prospectus supplement, which set forth additional risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Disclaimer

IRS Circular 230 Notice: To ensure compliance with IRS Circular 230, you are hereby notified that: (a) any discussion of federal tax issues contained or referred to herein is not intended or written to be used, and cannot be used, by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing by us of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

 Investment suitability must be determined individually for each investor, and the notes described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns and loss of principal. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. RBC has filed a registration statement (including a free writing prospectus, product prospectus supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the free writing prospectus dated May 21, 2013, Product Prospectus Supplement TP-1 dated April 4, 2013, Prospectus Supplement dated January 28, 2011 and Prospectus dated January 28, 2011, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may access these documents without cost on the SEC Web site at www.sec.gov as follows:

Free Writing Prospectus dated May 21, 2013

http://www.sec.gov/Archives/edgar/data/1000275/000121465913002941/g520130fwp.htm

Product Prospectus Supplement TP-1 dated April 4, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913001865/j43131424b5.htm

Prospectus Supplement dated January 28, 2011:

http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Prospectus dated January 28, 2011:

http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm